UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2) 1

Federated Premier Intermediate Municipal Income Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

31423M105
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31423M105

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,472,058
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,472,058
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,472,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.08%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 31423M105

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,301*
	8	SHARED VOTING POWER 9,826*
	9	SOLE DISPOSITIVE POWER 123,301*
	10	SHARED DISPOSITIVE POWER 9,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,127*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.91%
14	TYPE OF REPORTING PERSON IN

*See Items 2 and 5.

CUSIP NO. 31423M105

1	NAME OF REPORTING PERSON Arthur Charles Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31423M105

1	NAME OF REPORTING PERSON Dr. Daniel C. Robeson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31423M105

1	NAME OF REPORTING PERSON Dr. Sandeep Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31423M105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement defined and described in Item 4 below, Arthur Charles Regan, Dr. Daniel C. Robeson, and Dr. Sandeep Singh are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6, below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 1,472,058 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 21.08% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 1,472,058 Shares beneficially owned by Karpus is approximately $19,095,505, excluding brokerage commissions.

The aggregate purchase price of the 133,127 Shares held by Mr. Karpus and the Karpus Entities is approximately $1,693,295, excluding brokerage commissions.

Item 4.	Purpose of Transaction..

Item 4 is hereby amended to add the following:

On June 20, 2017, Federated Investment Manaement Company ("FIMC"), the investment manager of the Issuer, entered into a Compromise and Standstill Agreement (the "Agreement") with Karpus pursuant to which the Issuer announced a proposed reorganization of the Issuer into the Federated Premier Municipal Income Fund ("FMN"), as well as a tender offer for up to 20% of the Issuer's outstanding common stock prior to the proposed reorganization at a price equal to 98% of the net asset value at the closing of trading on the date the tender offer expires. The specific dates for the Issuer's tender offer will be announced by the Issuer separately, but pursuant to the Agreement, must be commenced as soon as practicable but no late than July 15, 2017 and FIMC has agreed to use its best efforts to complete the tender offer by August 30, 2017. Under the Agreement, FIMC Company has agreed to use its best efforts to solicit proxies from shareholders of the Issuer and FMN to consummate the reorganization by November 30, 2017. Under the Agreement, Karpus agreed to support the reorganization of the Issuer into FMN and has also withdrawn the shareholder proposal and nominations it had previously submitted to the Issuer. Karpus also agreed to certain customary standstill provisions until the termination of the Agreement.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 31423M105

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based on 6,982,324 Shares outstanding, which is the total number of Shares outstanding as of November 30, 2016 as reported in the Issuer's Annual Report to Shareholders, filed with the U.S. Securities and Exchange Commission on February 2, 2017.

A.	Karpus Investment Management

(a)	As of June 20, 2017, Karpus Investment Management beneficially owned 1,472,058 Shares held in the Accounts.

Percentage: Approximately 21.08%

(b)	1. Sole power to vote or direct vote: 1,472,058
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,472,058
4. Shared power to dispose or direct the disposition: 0

(c)	Karpus has not entered into any transactions in the Shares since the last 13D filing.

B.	George W. Karpus

(a)	As of June 20, 2017, George W. Karpus beneficially owned 123,301 Shares. In addition, George W. Karpus may be deemed to beneficially own the 9,826 Shares held in the Karpus Entities.

Percentage: Approximately 1.91%

(b)	1. Sole power to vote or direct vote: 123,301
2. Shared power to vote or direct vote: 9,826
3. Sole power to dispose or direct the disposition: 123,301
4. Shared power to dispose or direct the disposition: 9,826

(c)	Mr. Karpus did not have any transactions in the Shares since the last 13D filing.

C.	Mr. Regan

(a)	As of June 20, 2017, Mr. Regan did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Regan has not entered into any transactions in the Shares.

CUSIP NO. 31423M105

D.	Dr. Robeson

(a)	As of June 20, 2017, Dr. Robeson did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Dr. Robeson has not entered into any transactions in the Shares.

E.	Dr. Singh

(a)	As of June 20, 2017, Dr. Singh did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Dr. Singh has not entered into any transactions in the Shares.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 31423M105

Item 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Issuer.

Item 6 is hereby amended to add the following:

On June 20, 2017, Karpus and FIMC entered into a Compromise and Standstill Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On June 20, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the secrurities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Compromise and Standstill Agreement, by and between FIMC and Karpus, dated June 20, 2017
99.2	Joint Filing Agreement, by and between Karpus Management, Inc. and George W. Karpus, dated June 20, 2017

CUSIP NO. 31423M105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

/s/ Dr. Daniel C. Robeson
DR. DANIEL C. ROBESON

/s/ Dr. Sandeep Singh
DR. SANDEEP SINGH

CUSIP NO. 31423M105

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	None
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	None

CUSIP NO. 31423M105

EXHIBIT 99.1

COMPROMISE AND STANDSTILL AGREEMENT

This Compromise and Standstill Agreement (the "Agreement") is made and entered into effective as of the 20th day of June 2017 by and between Federated Investment Management Company ("FIMC") and Karpus Management, Inc. (d/b/a Karpus Investment Management), for and on behalf of itself, and any current or future affiliates and accounts, including any such entities and accounts holding shares that were reported in the Schedule 13D (as amended and to be amended, the "Karpus 13D") filed with respect to Federated Premier Intermediate Municipal Income Fund ("FPT" or the "Fund") by Karpus Management, Inc. (collectively, with its affiliates and accounts, "Karpus"; and Karpus, together with FIMC, the "Parties" and each, individually, a "Party").

WHEREAS, FIMC is the investment adviser of FPT and Federated Premier Municipal Income Fund ("FMN" and, together with FPT, the "Funds") and certain other registered open-end and closed-end investment companies;

WHEREAS, FIMC has evaluated and discussed with the Boards of Trustees of the Funds (the "Boards" and each, individually, a "Board") a potential reorganization of FPT with and into FMN (the "Reorganization");

WHEREAS, Karpus is a shareholder of FPT and, on March 22, 2017, submitted to FPT a shareholder proposal that the FPT Board consider authorizing a tender offer for all of FPT's outstanding common shares at or close to net asset value per share ("NAV"), and if more than 50% of FPT's common shares are tendered, the tender offer should be cancelled and FPT's Board should take the steps necessary to liquidate, merge or convert FPT to an open-end fund (the "Proposal");

WHEREAS, Karpus submitted to FPT, on June 8, 2017, a nomination for the election of three directors at FPT's upcoming annual meeting of shareholders (the "Nomination"); and

WHEREAS, the Parties would like to resolve the Proposal and the Nomination and work towards the approval of the Tender Offer (as defined herein) and the Reorganization.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the Parties hereto agree as follows:

1. FIMC Obligations. FIMC agrees, contingent upon Karpus' mutual acceptance of the terms of this Agreement, as follows:

a. FIMC agrees to use its best efforts, consistent with its fiduciary duties, to present the FPT Board with information and a proposal to enable the FPT Board to evaluate and approve FPT conducting a tender offer for up to 20% (the "Maximum Amount") of its outstanding common shares. Upon such FPT Board approval, FPT shall commence, as soon as commercially practicable but no later than July 15, 2017 (or such later date as mutually agreed to by the Parties), a tender offer (the "Tender Offer") to purchase up to 20% of its outstanding common shares or such lesser number of common shares that are properly tendered and not withdrawn. The Tender Offer shall include the following terms: (i) shareholders shall have the opportunity to tender some or all of their common shares at a price equal to 98% of FPT's net asset value per share ("NAV") as determined as of the close of the regular trading session of the New York Stock Exchange (the "NYSE") on the date the Tender Offer expires, (ii) FPT shall purchase common shares tendered and not withdrawn on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of common shares are properly tendered and not properly withdrawn, and (iii) the consideration to be paid by FPT for common shares under the Tender Offer shall consist solely of cash. FIMC agrees to use its best efforts, consistent with its fiduciary duties, to complete the Tender Offer by August 30, 2017 (or such later date as mutually agreed to by the Parties) (the "Tender Completion Date").

b. FIMC agrees to use its best efforts, consistent with its fiduciary duties, to present the FPT Board and the FMN Board with information and a proposal to enable the Boards to evaluate and approve the Reorganization such that it would occur after the Tender Offer. Upon such Board approvals, promptly following the completion of the Tender Offer, FIMC and the Funds shall take such actions as necessary, including using best efforts, consistent with its fiduciary duties, to solicit proxies from shareholders of the Funds, to consummate the Reorganization by November 30, 2017 (or such later date as mutually agreed to by the Parties) (the date on which the Reorganization is consummated being the "Reorganization Completion Date").

c. Promptly following the approval of the Tender Offer and the Reorganization by the FPT Board, FIMC will cause to be issued a press release announcing the Tender Offer and the Reorganization (subject to shareholder approval), substantially in the form attached hereto as Exhibit A (the "Press Release").

d. FIMC agrees that it will use its best efforts, consistent with its fiduciary duties, to cause neither of the Funds to consummate a merger or reorganization on or prior to the completion date for the Tender Offer.

e. FIMC hereby represents that the FPT Board and the FMN Board, as applicable, have approved the Tender Offer and the Reorganization, contingent upon the execution of this Agreement.

2. Karpus Obligations. Karpus agrees, contingent upon FIMC's mutual acceptance of the terms of this Agreement, as follows:

a. Karpus agrees that the Proposal and the Nomination will be deemed to be withdrawn as of the issuance of the Press Release and that the withdrawal of the Proposal and Nomination can be referenced in the press release, and Karpus will not submit any other shareholder proposal or nominations for either Fund's 2017 annual meeting of shareholders or 2017 special meeting of shareholders. Karpus further agrees to vote or cause to be voted all shares of each Fund that Karpus, directly or indirectly, has the power to vote or to direct the vote of in favor of the Reorganization and any directly related proposals and for each Fund's trustee nominees who are recommended for election by the Boards when they are presented to shareholders, and further agrees not to change, alter, rescind or revoke any such vote in any manner; provided, however, that with respect to any other matter on the agenda for either Fund's 2017 annual meeting of shareholders or 2017 special meeting of shareholders, including any change in a fundamental investment policy, Karpus shall vote as it so determines consistent with its fiduciary duties.

b. Until the Termination Date (as defined herein), Karpus shall not (whether for itself or any Karpus Account), either directly or indirectly, purchase, obtain control over or otherwise acquire, or obtain voting rights for, (other than through the Reorganization) any additional securities issued by any FIMC Fund (other than FMN and FPT) in an amount (together with any existing holdings) that exceeds more than 5% of the issued and outstanding voting securities of the FIMC Fund. For purposes of this Agreement:

  (i) "Karpus Account" means (A) any current or future accounts over which Karpus exercises voting or investment discretion and (B) any current or future Karpus affiliates, including, in either case, any such entities and accounts holding shares that were reported in the Karpus 13D; and

  (ii) "FIMC Fund" means the Funds or any other current or future registered investment company or series thereof advised, managed or sponsored by FIMC, its affiliates, successors or assigns, and that has "Federated" in its name.

c. Until the Termination Date (as defined herein), with respect to shares of any FIMC Fund owned or controlled (including having the power to vote) by Karpus (whether directly or indirectly through any Karpus Account) and not sold, Karpus shall not, directly or indirectly, explicitly or implicitly, publicly or privately: (i) submit any shareholder proposals for the vote or consent (collectively, "vote") of shareholders (whether pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise) or any proposal for consideration by a FIMC Fund board; (ii) nominate any candidate for election as a director or trustee or otherwise seek appointment to or representation on a FIMC Fund board or seek removal of any director or trustee of a FIMC Fund board; (iii) solicit proxies or make, participate in or encourage any "solicitation" (as such terms are used in the proxy rules of the SEC) for proxies for any shareholder proposals or shareholder nominations of candidates for election as directors or trustees to a FIMC Fund board; (iv) form or join in any partnership, syndicate or other group, including a "group" as defined under Section 13(d) of the Exchange Act with respect to any FIMC Fund (for the avoidance of doubt, this section (iv) does not affect the group already formed under the Karpus 13D), or deposit any FIMC Fund shares in a voting trust, arrangement or agreement, or subject any FIMC Fund shares to a voting trust, arrangement or agreement unless such action would result in a vote or would encourage others to vote as recommended by a FIMC Fund board; (v) grant a proxy with respect to any FIMC Fund shares other than to officers of, or other persons named as proxies by, the FIMC Fund; (vi) execute any written consent with respect to any FIMC Fund shares other than as may be solicited by a FIMC Fund or its board; (vii) request FIMC (or any of its officers, directors, partners, trustees, employees, representatives and affiliated persons), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence); (viii) encourage, recommend, advise, finance or urge others to do anything that Karpus has agreed not to do, including putting forward shareholder proposals or nominations with respect to directors/trustees of any FIMC Fund or otherwise have discussions or enter into any arrangements with any other person in connection with any of the foregoing as they relate to any FIMC Fund; (ix) indicate support or approval for any shareholder proposals or shareholder nominations relating to any FIMC Fund; (x) cause or permit shares of any FIMC Fund that Karpus, directly or indirectly, has the power to vote or direct the vote of, to be voted on any matter in any way other than in accordance with the recommendations of the respective FIMC Fund's board, or to be withheld from or otherwise abstain from voting on any such matter, other than matters relating to a change in a fundamental investment policy of the FIMC Fund or a reorganization of the FIMC Fund where the FIMC Fund is not the surviving fund that would have the effect of changing a fundamental investment policy of the FIMC Fund, as to which Karpus shall vote as it so determines consistent with its fiduciary duties; (xi) solicit or encourage others to vote against any matter recommended by a FIMC Fund's board; (xii) otherwise act, alone or in concert with others, to seek to control the management, board or policies of any FIMC Fund; (xiii) threaten to bring or pursue or bring or pursue any suit, regulatory action or proceeding against FIMC or any of its subsidiaries or affiliates, any FIMC Fund, or any FIMC Fund's board, FIMC board members or investment adviser or sub-adviser, other than for alleged violations of the Agreement; or (xiv) take or seek to take, or cause or seek to cause or solicit others to take, any action inconsistent with any of the foregoing as they relate to the FIMC Funds.

d. FIMC acknowledges that this Agreement and the Press Release will be disclosed and filed as an exhibit to an amendment to the Karpus 13D promptly following execution of this Agreement and the issuance of the Press Release.

3. Termination. This Agreement shall remain in effect until the earliest of the following (such date the "Termination Date"): (i) three (3) years from the Reorganization Completion Date, (ii) such other date as the Parties hereto may mutually agree in writing, and (iii) the Early Termination Date (as defined below). Sections 5 through 11 shall survive any such termination. As used herein, Early Termination Date shall mean (i) two years after the Tender Offer Completion Date if the Reorganization Completion Date does not occur by December 31, 2017, and (ii) two years after the Reorganization Completion Date, if FMN common shares trade at an average daily discount (measured using the Bloomberg composite closing market price as of the end of the regular trading session of the NYSE on each business day during the measurement period) to NAV of more than 6% during the six month period commencing as of the first business day of the second month after the month in which the Reorganization Completion Date occurs. For the avoidance of doubt, and as an illustrative example, if the Reorganization Completion Date occurs in October of 2017, the six-month measurement period will commence on the first business day of December 2017.

4. Responsibility for Representatives. Each Party shall take all measures practicable to prevent its present and future owners, officers, directors, partners, trustees, employees, representatives and affiliated persons from engaging in conduct otherwise prohibited by this Agreement.

5. Notices. Any notices and other communications hereunder shall be delivered by email or facsimile, with a copy by personal delivery, overnight delivery or ordinary mail, directed as follows:

    To FIMC, a FIMC Fund or a FIMC Fund board, by delivery to:

      Peter Germain, Esq.
      General Counsel
      Federated Investors, Inc.
      1001 Liberty Avenue
      Pittsburgh, PA 15222-3779
      Email: pgermain@federatedinv.com
      Facsimile: (412) 288-3939

    With copies to:

      Jennifer Gonzalez, Esq.
      K&L Gates LLP
      1601 K Street, NW
      Washington, DC 20006
      Email: jennifer.gonzalez@klgates.com
      Facsimile: (202) 778-9100

    To Karpus, by delivery to:

      Attention: Daniel Lippincott
      Karpus Management, Inc.
      183 Sully's Trail
      Pittsford, New York 14534
      Email: daniel@karpus.com
      Facsimile: (585) 586-4315

    With copies to:

      Adam W. Finerman, Esq.
      Olshan Frome Wolosky LLP
      1325 Avenue of the Americas
      New York, New York 10019
      Email: afinerman@olshanlaw.com
      Facsimile: (212) 451-2222

Such addresses may be changed from time to time by means of a notice given in the manner provided above. Delivery for all notices and other communications (other than legal process) hereunder shall be deemed effective upon receipt of such communication by personal delivery, overnight delivery or mail. Delivery solely to outside counsel shall not constitute duly given notice to any Party hereto.

6. Enforcement. The Parties agree that breach of this Agreement may cause immediate and irreparable harm and that, in the event of breach or threatened breach of this Agreement, each Party shall be entitled to seek injunctive and other equitable relief without proof of actual damages in addition to any other remedies as may be available at law or in equity. Each Party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to either Party at law or in equity.

7. No Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and permitted assigns; provided, however, neither this Agreement nor any of the benefits of this Agreement shall be assigned by either Party without the prior written consent of the other. No person not a Party to this Agreement shall have any rights, benefits or obligations hereunder.

8. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to applicable principles of conflicts of law or choice of laws of any state to the extent that the application of the laws of another jurisdiction would be required thereby. Each Party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the State and Federal courts located in New York County, New York, United States of America in any action or proceeding arising out of or relating to this Agreement, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, such Federal court. A final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suits in the judgment or in any other manner provided by law. The Parties hereto irrevocably and unconditionally waive any objection which they may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to the Agreement in any State or Federal court in the County and State of New York.

9. Entire Agreement and Related Provisions. This Agreement constitutes the entire agreement between the Parties hereto regarding the subject matter hereof. No representations, warranties, or inducements have been made by any Party hereto concerning this Agreement other than those contained and memorialized herein. No amendments, changes or modifications may be made to this Agreement without the express written consent of each of the Parties hereto. If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the Parties underlying the invalid, illegal or unenforceable provision or provisions. No failure or delay by a Party in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. No waiver, express or implied, by any Party of any breach or default by any other Party in the performance by the other Party of its obligations under this Agreement shall be deemed or construed to be a waiver of any other breach or default, whether prior, subsequent, or contemporaneous, under this Agreement. Any waiver must be in writing and executed by the Party against whom the waiver is sought to be charged.

10. Counterparts. This Agreement and any amendments hereto may be executed in counterparts, either manually or by electronic or digital signature (including by facsimile or electronic mail transmission in pdf format), each of which shall be deemed an original, and when taken together all such counterparts shall be deemed to constitute one and the same document.

11. Use of Headings. The sections headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

FEDERATED INVESTMENT MANAGEMENT COMPANY

By:	/s/ George F. Magera
	Name:	George F. Magera
	Title:	Assistant General Counsel/Assistant Secretary

Exhibit A
Press Release

Federated Investment Management Company Recommends Reorganization of Closed-End Funds and Tender Offer

(PITTSBURGH, Pa, June 20, 2017) - Federated Investment Management Company, the investment advisor to Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) and Federated Premier Municipal Income Fund (NYSE: FMN), today announced that it recommended to the Boards of Trustees of FPT and FMN, and the Boards of Trustees approved, that FPT reorganize into FMN, with FMN being the surviving fund. The reorganization, which requires shareholder approval, is expected to be a tax-free transaction completed during the fourth quarter of 2017.

Federated Investment Management Company also has recommended to the Board of Trustees of FPT, and the Board of Trustees has approved, FPT conducting a tender offer for up to 20 percent of its outstanding common shares at a price equal to 98 percent of net asset value at the close of trading on the date the tender offer expires. This tender offer would be completed prior to the reorganization of FPT into FMN.

The specific dates for FPT's tender offer will be announced separately but it is currently anticipated that the tender offer will commence in July 2017 and end in August 2017. Additional terms and conditions of FPT's tender offer will be set forth in its offering materials, which will be distributed to its common shareholders. Should the number of common shares tendered, and not withdrawn, exceed 20 percent of FPT's outstanding common shares, FPT will purchase common shares from tendering common shareholders on a pro rata basis. Accordingly, common shareholders cannot be assured that FPT will purchase all of their tendered common shares.

Following the tender offer, if shareholders approve the reorganization, FPT would reorganize into FMN. It is currently anticipated that if the tender offer is completed by the end of August 2017 that the reorganization may be completed by the end of November 2017. The two funds have identical investment objectives and substantially similar investment strategies focused on tax-exempt municipal bonds, with FPT's portfolio having an intermediate duration that is currently shorter than the duration of FMN's portfolio. FMN invests in long-term, tax-exempt municipal bonds as it seeks to provide its shareholders current income through a variety of market cycles.

Federated Investment Management Company reached an agreement with FPT's largest shareholder to support the reorganization of FPT pursuant to which that shareholder has withdrawn the shareholder proposal and nominations it had previously submitted to FPT. FPT's largest shareholder also has agreed to certain customary standstill provisions until the termination of the agreement.

Federated Investment Management Company believes the tender offer and subsequent reorganization are in the best interest of FPT and its shareholders as well as FMN and its shareholders. The tender offer would provide some liquidity to FPT common shareholders seeking it, and the reorganization of FPT into FMN would provide FPT shareholders continuing to seek tax-exempt income the option to pursue that investment strategy through a leveraged closed-end fund. The reorganization would afford FMN shareholders the opportunity to continue their investment in a long duration tax-exempt municipal closed-end fund with larger assets and attractive portfolio characteristics, such as broader yield-curve diversity.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $361.7 billion in assets as of March 31, 2017. With 123 funds and a variety of separately managed account options, Federated provides comprehensive investment management to more than 8,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

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This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of FPT or FMN. FPT has not commenced the tender offer described in this press release. Any tender offer would be made only by an offer to purchase, a related letter of transmittal and other documents that would be filed with the Securities and Exchange Commission (the SEC) as exhibits to a tender offer statement on Schedule TO and would be available free of charge at the SEC's website at www.sec.gov.

This press release describes a reorganization, which will be conducted pursuant to an agreement and plan of reorganization that will be included in a registration statement, to be filed by FMN (Registration Statement). This Registration Statement has yet to be filed with the SEC. After the Registration Statement is filed with the SEC, it may be amended or withdrawn until the Registration Statement is declared effective by the SEC. A joint proxy statement/prospectus to be included in the Registration Statement will not be distributed to shareholders of FPT and FMN unless and until the Registration Statement is declared effective by the SEC. The joint proxy statement/prospectus will contain information with respect to the investment objectives, risks, charges and expenses of the funds and other important information about FPT and FMN. The joint proxy statement/prospectus will constitute neither an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Shareholders should read (i) any offer to purchase and tender offer statement on Schedule TO and related exhibits and (ii) any Registration Statement and joint proxy statement/prospectus if and when those documents are filed and become available, as they would contain important information about the tender offer and proposed reorganization, respectively. Investors should consider the investment objectives, risks, charges and expenses of FPT and FMN carefully.

Certain statements made in this press release, such as those related to the tender offer and reorganization and the opportunity for enhanced liquidity and shareholder value, are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of the investment advisor, the fund or any other person assumes responsibility for the accuracy and completeness of such statements in the future.

CUSIP NO. 31423M105
EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(d)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respec tto the shares of Common Stock of the Federated Premier Intermediate Municipal Income Fund. This Joint Filing Agreement shall be filed as an Exhibit to such statement;

June 20, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS